Filed by Corvis Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14c-5

of the Securities Exchange Act of 1934

Subject Company: Focal Communications Corporation

Registration Statement No. 333-116415

Dear Focal Option Holder:

Because you are a Focal option holder, in the past few days, you should have received a Prospectus/Information Statement (the “Information Statement”) relating to the acquisition by merger of Focal by Corvis Corporation pursuant to which Corvis will issue shares of its common stock to the stockholders, warrant holders, and option holders of Focal. The merger is expected to occur on or about September 1, 2004.

The Information Statement is part of a Registration Statement filed by

Corvis with the U.S. Securities and Exchange Commission. You are urged to read the documents because they contain important information. You may obtain such documents and other filed materials free of charge at the SEC’s web site at

www.sec.gov. In addition, the Registration Statement may also be obtained free of charge by contacting Corvis Corporation, 7015 Albert Einstein Drive, Columbia,

Maryland 21046, Attn: Corporate Secretary.

A complete description of your rights to receive shares of Corvis capital stock and the procedures established for delivery of those shares to you is contained in the Information Statement. As a courtesy to our employees, however, we are providing the following summaries relating to certain portions of the Information Statement that briefly address several of the inquiries we have received from employees over the last several days.

Will you receive anything for your Focal stock options?

The number of shares of Corvis common stock issuable to each Focal stockholder, warrant holder and options holder will not be determined until 5:00 pm on the day of the closing of the merger. If the average Corvis share price for the 20 trading days ending 3 trading days prior to the merger is below $0.8271, holders of Focal stock options will not be entitled to receive any of the shares of Corvis common stock issuable by Corvis in the merger.

What is happening to your Focal stock options?

Each “in-the-money” option will be canceled upon the closing of the merger and the holder of the option will receive the number of shares of Corvis common stock that would have been issued to that option holder if the holder had made a cashless or “net” exercise of his or her option at the closing. An “in-the-money” option is an option whose exercise price is less than the fair value of the shares of Corvis common stock that would be issued to the option holder in exchange for the shares of Focal common stock issuable under the option. If the average Corvis share price for the 20 trading days ending 3 trading days prior to the merger is below $0.8271, your Focal stock option will not be in-the-money and you will not receive anything upon the termination of your Focal stock option agreement.

How do you receive your shares of Corvis common stock?

As soon as practicable after closing of the merger, Corvis’ stock transfer agent will mail to you a letter of transmittal and instructions for exchanging your Focal stock option for shares of Corvis common stock. The letter of transmittal will provide the Focal stock option holder the choice to receive his or her shares by delivery of a stock certificate or by transfer of the shares to his or her brokerage account.

Can you receive your shares of Corvis common stock any sooner?

As an alternative exchange procedure, Focal option holders may submit (i) a completed and executed letter of transmittal, which is attached as Annex D to the Information Statement and (ii) their original stock option agreement, to Focal no later than August 25. These documents should be delivered to:

Focal Communications Corporation

200 North LaSalle Street

Suite 1100

Chicago IL 60601

Attn: General Counsel

For your reference, a sample letter of transmittal with some explanatory instructions is attached.

For those option holders who timely submit their completed documentation, Corvis will use its reasonable best efforts to make stock certificates available at the offices of its stock transfer agent the business day following closing or as soon as reasonably possible following closing. For those option holders who elect to have their shares delivered to a brokerage account, Corvis will use its reasonable best efforts to have those transfers made the business day following closing if the transfer is initiated by the option holder’s broker at the beginning of that business day or as soon as reasonably possible following closing.

What if you do not have a brokerage account?

A Focal stock option holder does not need to have a brokerage account and can receive his or her shares of Corvis common stock by paper stock certificate. Alternatively, you can establish a brokerage account and provide that information on your letter of transmittal. Focal and Corvis cannot make any recommendations for brokers, but there are number of discount brokerages through which you can open an account via the Internet in a matter of minutes. In addition, there are numerous traditional, full-service brokerages.

What is the DTC number requested in the letter of transmittal?

Corvis’ stock, like most U.S. stocks, is held through the Depository Trust Company, or DTC, which is the clearinghouse for electronic security transfers. Each brokerage firm has a specific DTC number. If you cannot find your broker’s DTC number, you should consult your broker’s web site or contact your broker’s customer service department for assistance.

What if you lost your original Focal stock option agreement?

If, after a diligent search, you cannot locate your original option agreement, please include the following letter with the letter of transmittal you submit prior to August 25:

To: Focal Communications Corporation

Attn: General Counsel

RE: 2003 Equity and Performance Incentive Plan

After diligent search, be advised that the undersigned is unable to locate the original stock option agreement related to the 2003 Equity and Performance Incentive Plan.

Name:                                                                        Date:

Can you receive cash instead of shares of Corvis common stock?

No, it is highly unlikely that under the merger agreement Corvis will be required to pay cash for its acquisition of Focal. We expect Corvis to pay for its acquisition of Focal by issuing shares of Corvis common stock. Subject to the attached Corvis stock trading policy and applicable securities laws, employees who are not affiliates of Focal are free to sell or hold any share of Corvis common stock they receive in the merger.

Can you exercise your Focal stock option agreement with respect to vest options?

A portion of your options under your Focal stock option agreement did vest on July 1, 2004. If you wish to exercise these options by paying cash, rather than on a cashless basis upon closing of the merger, you may do so in accordance with the terms of your stock option agreement. The shares of Focal common stock you receive upon exercise of your stock option agreement will be treated as described in the Information Statement. There is no assurance, however, that the shares of Corvis common stock issuable to you in the merger, if any, will have a value greater than the exercise price you pay upon exercise of your stock options.